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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3
                                      TO
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D*
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                       LYONDELL ACQUISITION CORPORATION
                        LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                       LYONDELL ACQUISITION CORPORATION
                      C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                             HOUSTON, TEXAS 77010
                                (713) 652-7300
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                (713) 229-1234

                                 JULY 10, 1998
        (DATE OF EVENT WHICH REQUIRES FILING AMENDMENT TO SCHEDULE 13D)

 *  This Statement also constitutes Amendment No. 2 to the Statement on
    Schedule 13D of Lyondell Acquisition Corporation and Lyondell Petrochemical Company dated June 18, 1998 and filed July 2, 1998 with respect to the shares of Common Stock, par value $1.00 per share, of ARCO Chemical Company, as amended by Amendment No. 1 thereto, filed July 2, 1998.


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  This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 2 to the Statement on Schedule 13D dated June 18, 1998 and filed July 2, 1998, as amended by Amendment No. 1 thereto filed July 2, 1998, with respect to the possible beneficial ownership of Shares (as defined below) by Lyondell Petrochemical Company, a Delaware corporation ("Lyondell"), and Lyondell Acquisition Corporation (the "Purchaser"), pursuant to the Tender and Voting Agreement (as defined in the Schedule 14D-1 as originally filed). The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Lyondell and the Purchaser hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on June 24, 1998, as amended, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ARCO Chemical Company, a Delaware corporation (the "Company"), at $57.75 per Share, net to the seller in cash.

ITEM 2. IDENTITY AND BACKGROUND.

  (E) AND (F) Other than Lyondell's executive officers and directors, there is no corporation or other person ultimately controlling Lyondell.

  During the last five years, neither the Purchaser, nor Lyondell nor any executive officer or director of either of the Purchaser or Lyondell has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (A) AND (B) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Lyondell"), Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") and Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Schedule 14D-1, neither the Purchaser or Lyondell beneficially own any Shares. To the best of the Purchaser's or the Lyondell's knowledge and belief, none of the executive officers or the directors of the Purchaser or Lyondell, respectively, beneficially own any Shares. Except as set forth in this Schedule 14D-1, to the best of the Purchaser's or Lyondell's knowledge, none of the Purchaser, Lyondell or the executive officers and directors of either the Purchaser or Lyondell, respectively has effected any transaction in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Lyondell"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreement") and
Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

  Except as set forth in this Schedule 14D-1, there is no contract, arrangement, understanding or relationship between the Purchaser, Lyondell or any of their respective executive officers and directors and any person with respect to any securities of the Company.

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ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Lyondell") of the Offer to Purchase is incorporated herein by reference.

  The financial statements set forth in each of Lyondell's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (beginning on page 40 thereof) and Lyondell's Quarterly Report on Form 10-Q for the three months ended March 31, 1998 (beginning on page 1 thereof) are incorporated herein by reference in accordance with instruction 2 to Item 9 of Schedule 14D-1. Each such document may be inspected or copies may be obtained thereof as set forth in Item 9 of the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION

  (A) Except as disclosed in the Schedule 14D-1, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Lyondell or any of their respective executive officers or directors and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1998

Lyondell Acquisition Corporation

By:     /s/   Kerry A. Galvin
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Name: Kerry A. Galvin
Title: Vice President

Lyondell Petrochemical Company

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name: Kerry A. Galvin
Title: Chief Corporate Counsel and Corporate Secretary

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